Mail Stop 3720

October 26, 2006

Mr. Oakleigh Thorne
Chief Executive Officer
 And Chairman
eCollege.com
One N. LaSalle Street
Chicago, IL 60602

>   **RE: eCollege.com**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for Fiscal Quarters Ended March 31, 2006**
>   **and June 30, 2006**
>   **File No. 000-28393**

Dear Mr. Thorne:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 42

4) Revenue Recognition, page 50

1.   Refer to your discussion of eLearning Division revenues on page 51. We note that no revenue is recognized for cancelled classes and student withdrawals or drops that occur before the agreed-upon enrollment census date. Please clarify for us when this enrollment census date generally occurs, particularly with regard to it's proximity to when a course begins, and when you begin to recognize revenue for these courses, either on or before the enrollment census date. If revenue is recognized prior to the enrollment census date, please provide discussion of attrition rates and/or other support for your policy.

2.   Refer to your discussion of Enrollment Division revenues on page 51 and clarify whether up front fees related to interactive media arrangements are recognized ratably over the length of the arrangement or recognized when a lead is first generated. Also clarify whether revenues from leads generated are recognized ratably or at the time each lead is generated. If revenue is not recognized ratably over the length of the arrangement, please provide reference to authoritative literature used as guidance in developing your policy.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director